August 7, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. William Thompson, Branch Chief

Mail Stop 3561

Re:	Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) Form 20-F for Fiscal Year Ended December 31, 2006 Filed June 29, 2007 File No. 333-13302

Dear Mr. Thompson:

Set forth below are the responses of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (“Delhaize Group” or the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2007, regarding Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) filed on June 29, 2007. The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the staff’s July 26th letter. For your convenience, each response is preceded by the staff’s comment to which the response relates.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-11

Note 2. Summary of Significant Accounting Policies, page F-11

Income Taxes, page F-14

1.	Comment: Reference is made to your policy to recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where you are able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. As this policy differs from U.S. GAAP with respect to investments in domestic subsidiaries, associates and joint ventures, please tell us the effect of the variation for the years presented and the consideration you gave to disclosing the variation in the reconciliation of IFRS to U.S. GAAP in note 43 on page F-47. Refer to paragraphs 31 and 32 of SFAS 109.

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)     •     Square Marie Curie 40     •     1070 Brussels, Belgium

Mr. William Thompson

U.S. Securities and Exchange Commission

Response: SFAS 109 requires recognition of a deferred tax liability for outside basis differences arising in fiscal years beginning after December 15, 1992. An outside basis difference represents the amount by which the basis of an investment in a domestic subsidiary for financial reporting purposes exceeds the tax basis in such asset. If under applicable tax law, the outside basis difference in a domestic subsidiary can be recovered tax-free and the company expects to avail itself of such law, the outside basis difference is not a temporary difference since no taxes are expected to result upon its reversal.

Because the investments in our domestic subsidiaries are expected to be recovered without tax consequences, the outside basis differences are not temporary differences under SFAS 109. Therefore, no deferred taxes have been recognized under U.S. GAAP and no reconciling adjustment has been reported in the reconciliation of IFRS to U.S. GAAP in note 43 on page F-77.

IFRS provides that deferred tax liabilities are not recognized with respect to temporary differences for an investment in a subsidiary when the entity controls the dividend policy, hence the timing of the reversal of temporary differences, and the parent has determined that profits will not be distributed in the foreseeable future.

Note 17. Short-term Borrowings, page F-36

2.	Comment: We note your disclosure regarding a dividend restriction test. Please tell us the extent to which Delhaize America is restricted from transferring funds to you in the form of loans, advances or cash dividends without the consent of the lender. If restricted net assets of Delhaize America exceeded 25 percent of consolidated net assets as of the end of fiscal 2006 please provide the disclosure required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. In addition, please provide condensed financial information and disclosures required by Rule 12-04 of Regulation S-X. Refer to Rule 5-04 of Regulation S-X.

Response: We understand that companies with restricted net assets exceeding 25% of their consolidated net assets are required to include Schedule 1 (Parent Company-only financial statements) in their annual filings. We also understand that under Regulation S-X, restricted net assets mean that amount of the registrant’s proportionate share of net assets reflected in the balance sheets of its consolidated subsidiaries which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (e.g., a lender, regulatory agency, foreign government, etc.). Likewise, under Rule 4-08(e)(3) of Regulation S-X, loan provisions prohibiting dividend payments, loans or advances to the parent by a subsidiary, are considered restrictions for purposes of computing restricted net assets for purposes of the Rule.

Mr. William Thompson

U.S. Securities and Exchange Commission

At December 31, 2006, Delhaize America’s revolving credit agreement dated April 22, 2005, which is referred to in Note 17 “Short Term Borrowings” to the consolidated financial statements in the Form 20-F (the “2005 Credit Agreement”), contained covenants that restricted the transfer of funds from Delhaize America to Delhaize Group in the form of dividends, loans or advances without the consent of the lenders party thereto. These restrictive covenants are as follows:

(i)	Under a restriction on dividends and distributions, Delhaize America could not declare or make any dividend or other distribution in cash to Delhaize Group during any fiscal year with respect to the equity interests Delhaize Group held in Delhaize America unless either: (A) the aggregate amount of all dividends and distributions for such fiscal year did not exceed 12.5% of Delhaize America’s consolidated EBITDA calculated under the 2005 Credit Agreement for both such fiscal year and its immediately preceding fiscal year; or (B) Delhaize America’s senior, unsecured long-term debt was rated at least BBB- by S&P and Baa3 by Moody’s, with a stable outlook, before and after giving effect to such dividend or distribution.

(ii)	Under a restriction on loans and advances, Delhaize America could not make advances and loans, subject to several specifically permitted exceptions to the general restriction and an aggregate USD 50 million “basket” allowance that Delhaize America could use for any type of transaction not otherwise specifically permitted.

In light of these restrictions, Delhaize Group had, as of December 31, 2006, more than 25% of its consolidated net assets subject to restrictions under Rule 4-08(e)(3) of Regulation S-X. The parent company’s condensed financial information is set forth in note 42 “Guarantor subsidiaries” to Delhaize Group’s consolidated financial statements in the Form 20-F.

On May 21, 2007, the restrictions described above were eliminated, when Delhaize America entered into an amended and restated revolving credit agreement (the “2007 Credit Agreement”). The 2007 Credit Agreement is guaranteed by Delhaize Group and substantially all of Delhaize America’s subsidiaries, and replaced the 2005 Credit Agreement. Delhaize America’s 2007 Credit Agreement is discussed in the Form 20-F under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Item 10. Additional Information, C. Material Contracts.” While Delhaize America is the borrower under the 2007 Credit Agreement, the affirmative and negative covenants in the 2007 Credit Agreement, including restrictions on dividends and distributions, apply to Delhaize Group rather than to Delhaize America. Consequently, under the 2007 Credit Agreement Delhaize America has less than 25% of its consolidated net assets subject to restrictions under Rule 4-08 (e)(3) of Regulation S-X, and disclosure under Rule 4-08(e)(3) of Regulation

Mr. William Thompson

U.S. Securities and Exchange Commission

S-X would not be required. In future filings, Delhaize Group will disclose any significant restrictions which limit the payment of dividends by Delhaize Group as required by Rule 4-08(e)(1) of Regulation S-X.

* * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +32 2 412 21 06 or Arthur Goss, Vice President and Chief Accounting Officer, at +32 2 412 21 66.

Sincerely,

/s/ Craig Owens
Craig Owens, Executive Vice President and Chief Financial Officer